UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number: 001-11294

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUM GROUP 401(k) RETIREMENT PLAN

1 Fountain Square

Chattanooga, Tennessee 37402

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unum Group

1 Fountain Square

Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Unum Group 401(k) Retirement Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

Unum Group 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee

Unum Group 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Unum Group 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee

June 25, 2009

Unum Group 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at Fair Value	$559,434,386	$729,168,876

Adjustment from Fair Value to Contract Value for Investment in Collective Trust	5,008,171	839,470

Net Assets Available for Benefits	$564,442,557	$730,008,346

See notes to financial statements.

Unum Group 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Contributions
Participants	$41,200,216	$40,014,061
Employer Matching	17,054,309	16,478,207
Settlement – Note 8	4,873,429	—

Total	63,127,954	56,492,268

Investment Income	22,348,667	47,813,100
Net Appreciation (Depreciation) in Fair Value of Investments	(213,272,777)	7,340,865
Distributions to Participants	(37,541,088)	(43,242,901)
Transfers to Other Plans Related to Sale of Subsidiary	—	(43,178,061)
Administrative Fees	(228,545)	(69,540)

Increase (Decrease) in Net Assets	(165,565,789)	25,155,731

Net Assets Available for Benefits
Beginning of Year	730,008,346	704,852,615

End of Year	$564,442,557	$730,008,346

See notes to financial statements.

Unum Group 401(k) Retirement Plan

Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Unum Group 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all U.S. employees of Unum Group and its subsidiaries. Participants who are regularly scheduled to work more than nineteen hours per week are eligible to participate in the Plan. Participants become eligible for employer-matching contributions after the completion of 1,000 hours in a 12 month eligibility computation period. The Plan sponsor is Unum Group. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code). The Plan is administered by Unum Group which is responsible for overseeing the administration and operation of the Company’s qualified benefit plans. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Dependent upon the employee’s annual earnings, eligible employees may elect to contribute 1 percent to 25 percent of their annual compensation, including incentive payouts, on a pretax basis. Unum Group matches 100 percent of participant contributions up to 3 percent of each participant’s pay period compensation contributed, plus 50 percent of participant contributions on the next 2 percent of the participant’s pay period compensation contributed, for a maximum match of 4 percent of annual compensation after one year of service, as defined above. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of Unum Group. There was no discretionary contribution made in 2008 or 2007. Contributions are limited to the maximum amount allowable under the Code, $15,500 in 2008 and 2007 plus $5,000 for participants age 50 or older who could elect a catch up contribution.

Participant Accounts

Each participant’s account is credited or charged with the participant’s contributions, employer matching contributions, Plan earnings, market value adjustments, and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employer and participant contributions plus actual earnings and market value adjustments thereon are immediately 100 percent vested at the date of contribution.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one year to a maximum of five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate as published in The Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is approved plus 1 percent. Principal and interest are paid ratably through bi-weekly payroll deductions.

Unum Group 401(k) Retirement Plan

Notes to Financial Statements - Continued

Note 1 - Description of the Plan - Continued

Payment of Benefits

Participants or their beneficiaries may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability, or death.

Administrative Expenses

Generally, costs of investment administration for the years ended December 31, 2008 and 2007 were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by Unum Group.

Plan Termination

Although it has not expressed any intent to do so, Unum Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value on the last business day of the Plan year. The shares of mutual funds and common stock are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, which is the Fidelity Managed Income Portfolio II Class 2 Fund (MIP). The statements of net assets available for benefits present the fair value of the MIP and the adjustment from fair value to contract value. The contract value of participation units owned in the collective trust fund is based on quoted redemption values, as determined by the trustee, on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions

Distributions to participants are recorded when paid.

Unum Group 401(k) Retirement Plan

Notes to Financial Statements - Continued

Note 2 - Summary of Accounting Policies - Continued

Accounting Pronouncement Adopted

Effective January 1, 2008, Unum Group adopted the provisions of Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of SFAS 157 had no effect on the Plan’s net assets available for benefits or the change therein.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Unum Group to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 - Fair Value Measurements

Financial instruments measured at fair value are categorized into a three-level classification. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management. Financial assets and liabilities presented at fair value generally are categorized as follows:

•	Level 1 – Inputs are unadjusted and represent quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

•	Level 3 – Inputs are unobservable and supported by little or no market activity.

Unum Group uses the following methods and assumptions in estimating the fair values of the Plan’s financial instruments:

Mutual Funds: Fair values equal the net asset values (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified as Level 1.

Collective Investment Trust (MIP): The MIP includes money market funds, various debt and fixed income securities, and wrap contracts. Fair values of the money market funds and various debt and fixed income securities are determined by the trustees of the MIP, using a combination of readily available and most recent market bid prices in the principal markets where such funds and securities are traded, pricing services that use valuation matrices incorporating dealer supplied valuations and valuation models, security cash flows and structure, the value of underlying assets and guarantees, and other observable valuation inputs as applicable. Fair values of the wrap contracts are determined by the trustees of the MIP using a discounted cash flow model that incorporates market data and recent fee bids as determined by recognized dealers. These fair value measurements are classified as Level 2.

Common Stock: Fair values equal the closing prices reported on the active market on which the individual securities are traded and are classified as Level 1.

Participant Loans: Fair values approximate the outstanding balance of the loans and are classified as Level 3.

Unum Group 401(k) Retirement Plan

Notes to Financial Statements - Continued

Note 3 - Fair Value Measurements - Continued

Interest Bearing Cash: Interest bearing cash includes cash on hand and bank deposits such as money market accounts and certificates of deposit. Due to the short-term nature of the instruments, the stated values approximate fair value and are classified as Level 1.

The categorization of the fair value measurements of the Plan’s assets, by input level, is as follows:

	December 31, 2008
	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets
Mutual Funds	$377,194,997	$—	$—	$377,194,997
Collective Investment Trust	—	123,413,659	—	123,413,659
Common Stock
Unum Group	45,607,386	—	—	45,607,386
BrokerageLink	310,329	—	—	310,329
Participant Loans	—	—	11,929,138	11,929,138
Interest Bearing Cash	978,877	—	—	978,877

Total Assets	$424,091,589	$123,413,659	$11,929,138	$559,434,386

Changes in the Plan’s assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008 are as follows:

Participant Loans
Balance at January 1, 2008	$11,126,788
Net purchases, sales, issuances, and settlements	802,350

Balance at December 31, 2008	$11,929,138

Note 4 - Investments

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2008	2007
Common Stock	$(7,555,670)	$6,057,514
Mutual Funds	(205,717,107)	1,283,351

Total	$(213,272,777)	$7,340,865

Unum Group 401(k) Retirement Plan

Notes to Financial Statements - Continued

Note 4 - Investments - Continued

Investments that represent 5 percent or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2008	2007
Fidelity MIP II Class 2 Fund*	$123,413,659	$110,723,986
Fidelity Contrafund	90,312,664	165,039,665
PIMCO Total Return Fund Institutional Class	62,735,250	44,613,825
Spartan U.S. Equity Index Fund	48,009,468	72,829,716
Unum Group Stock Fund	45,607,386	46,646,266
MFS International Equity Fund	29,047,151	52,573,864
Fidelity Puritan Fund	**	41,792,504
American Funds Growth of America R5	**	36,730,873

*	Fidelity MIP II Class 2 Fund value is shown at fair value. The contract value is $128,421,830 for December 31, 2008, and $111,563,456 for December 31, 2007.
**	Investment is not greater than 5 percent of fair value at December 31, 2008.

Note 5 - Related Party Transactions

The Plan allows participants the option of investing their contributions in the Unum Group Stock Fund, which consists principally of Unum Group common stock. Dividends paid on the Unum Group common shares held by the Plan were $622,019 and $589,406 for the years ended December 31, 2008 and 2007, respectively.

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Income Tax Status

The Internal Revenue Service has determined and informed Unum Group by letter dated September 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plans operations into compliance with the Code.

Note 8 - Litigation

In the disclosures that follow about litigation, the name of the company specified in the original complaint is used, following the practice in the courts. Therefore, references to UnumProvident Corporation should be understood as references to Unum Group.

On April 29, 2003, the first of two identical putative class actions, Gee v. UnumProvident Corporation, et al. was filed in the Eastern District of Tennessee on behalf of the participants and beneficiaries of the Plan. The actions were later consolidated.

Unum Group 401(k) Retirement Plan

Notes to Financial Statements - Continued

Note 8 - Litigation - Continued

On January 9, 2004, plaintiffs filed a consolidated amended complaint against Unum Group, several officers and directors of Unum Group, and several alleged Plan fiduciaries on behalf of a putative class of individuals that held Unum Group stock in their Plan accounts subsequent to November 17, 1999. Plaintiffs allege that the defendants violated ERISA by making misrepresentations and omissions regarding investment in Unum Group’s stock and by acting imprudently in failing to take action to protect participants from losses sustained from investments in the Plan’s Unum Group Stock Fund.

During the first quarter of 2007, Unum Group executed a settlement agreement resolving the plan beneficiary class action titled Gee v. UnumProvident Corporation et al. The settlement agreement was subject to review by an independent fiduciary, notice to the proposed settlement class, and court approval following a fairness hearing. The settlement was concluded on March 26, 2008 and resulted in Unum Group contributing a total of $4,873,429 which was deposited in affected participants’ accounts per prescribed settlement methodology.

Note 9 - Sale of Subsidiary

On March 1, 2007, Unum Group completed the sale of its wholly-owned subsidiary, GENEX Services, Inc., (GENEX). The balance for all active GENEX participants, which equaled $43,178,061, was transferred out of the Plan on March 1, 2007. Balances for GENEX participants terminating prior to March 2, 2007 remained in the Plan.

Note 10 - Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$564,442,557	$730,008,346
Adjustment to report collective trust fund at fair value	(5,008,171)	(839,470)

Net assets available for benefits per the Form 5500	$559,434,386	$729,168,876

The following is a reconciliation of additions per the financial statements to net income (loss) on the Form 5500:

Year Ended December 31
2008
Decrease in net assets per the financial statements	$(165,565,789)
Adjustment to report collective trust fund at fair value at December 31, 2008	(5,008,171)
Adjustment to report collective trust fund at fair value at December 31, 2007	839,470

Net loss per the Form 5500	$(169,734,490)

The adjustment to report the collective trust fund at fair value represents the difference between the contract value of the MIP as included in the statements of changes in net assets available for benefits and the fair value of the MIP as reported in the Form 5500.

Unum Group 401(k) Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number: 002

EIN: 62-1598430

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
	Mutual Funds:
*	Fidelity Management Trust Company	Templeton Growth A Fund	**	$7,760,146
*	Fidelity Management Trust Company	Baron Growth	**	1,601,879
*	Fidelity Management Trust Company	Ariel Appreciation Fund	**	4,616,053
*	Fidelity Management Trust Company	Fidelity Puritan Fund	**	24,309,572
*	Fidelity Management Trust Company	Fidelity Contrafund	**	90,312,664
*	Fidelity Management Trust Company	Fidelity Disciplined Equity Fund	**	11,784,992
*	Fidelity Management Trust Company	PIMCO Total Return Fund Institutional Class	**	62,735,250
*	Fidelity Management Trust Company	Spartan Extended Market Index	**	4,681,998
*	Fidelity Management Trust Company	Spartan International Index	**	14,858,116
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	**	48,009,468
*	Fidelity Management Trust Company	Trp Mid Cap Value Fund	**	7,892,895
*	Fidelity Management Trust Company	American Funds Growth of America R5	**	22,069,011
*	Fidelity Management Trust Company	Goldman Sachs Growth Opportunities Institutional	**	3,893,327
*	Fidelity Management Trust Company	ABF Small Cap Value Fund	**	6,489,308
*	Fidelity Management Trust Company	John Hancock Class Value I	**	14,376,107
*	Fidelity Management Trust Company	MFS International Equity Fund	**	29,047,151
*	Fidelity Management Trust Company	Fidelity Freedom Income	**	1,714,836
*	Fidelity Management Trust Company	Fidelity Freedom 2000	**	446,821
*	Fidelity Management Trust Company	Fidelity Freedom 2005	**	272,509
*	Fidelity Management Trust Company	Fidelity Freedom 2010	**	2,736,568
*	Fidelity Management Trust Company	Fidelity Freedom 2015	**	3,371,644
*	Fidelity Management Trust Company	Fidelity Freedom 2020	**	4,195,843
*	Fidelity Management Trust Company	Fidelity Freedom 2025	**	3,450,725
*	Fidelity Management Trust Company	Fidelity Freedom 2030	**	2,650,466
*	Fidelity Management Trust Company	Fidelity Freedom 2035	**	1,394,547
*	Fidelity Management Trust Company	Fidelity Freedom 2040	**	2,246,776
*	Fidelity Management Trust Company	BrokerageLink (Self Managed Brokerage Account)	**	276,325

	Total Mutual Funds			377,194,997

	Common Stock:
*	Unum Group	Common Stock	**	45,607,386
*	Fidelity Management Trust Company	BrokerageLink	**	310,329

	Total Common Stock			45,917,715

*	Fidelity Management Trust Company	Fidelity MIP II Class 2 Fund	**	123,413,659

*	Fidelity Management Trust Company	Interest Bearing Cash	**	978,877

*	Participant Loans	Interest rates range from 5.00% to 9.50% with maturity dates through January 17, 2014	**	11,929,138

				$559,434,386

*	Indicates a party-in-interest to the Plan.
**	Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUM GROUP 401(k) RETIREMENT PLAN

Date: June 25, 2009	/s/ Lonnie A. Etheridge
Lonnie A. Etheridge Colonial Life and Member of Benefit Finance Committee

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

FORM 11-K

UNUM GROUP 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Registered Public Accounting Firm	23